Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, in the proxy statement and prospectus on form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023 (the “Proxy Statement/Prospectus”).

Introduction

The following unaudited pro forma condensed combined financial information present the combination of the financial information of Finfront Holding Company (“BitFuFu”) and Arisz Acquisition Corp. (“Arisz”) adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Bitfufu and Arisz have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet combines the audited balance sheet of Arisz as of September 30, 2023, with the unaudited consolidated balance sheet of BitFuFu as of June 30, 2023, giving effect to the Business Combination as if it had been consummated on the balance sheet date.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2022, combines the unaudited condensed statement of operations of Arisz for the period ended December 31, 2022 with the historical audited consolidated statements of comprehensive (loss) income for the year ended December 31, 2022 of BitFuFu, giving effect to the Business Combination as if it had been consummated on January 1, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2023, combines the unaudited condensed statements of operations of Arisz for the six months ended September 30, 2023 with the unaudited condensed consolidated statements of comprehensive income (loss) for the six months ended June 30, 2023 of Bitfufu, giving effect to the Business Combination as if it had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

●	BitFuFu’s unaudited consolidated balance sheet as of June 30, 2023, as included elsewhere in this Report; and

●	Arisz’s audited balance sheet as of September 30, 2023, as included elsewhere in this Report.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, has been prepared using the following:

●	BitFuFu’s historical audited consolidated statement of comprehensive (loss) income for the year ended December 31, 2022, as included elsewhere in this Report; and

●	Arisz’s unaudited condensed statement of operations of Arisz for the twelve-month period ended December 31, 2022

The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2023, has been prepared using the following:

●	Bitfufu’s unaudited condensed consolidated statement of comprehensive income (loss) for the six months ended June 30, 2023, as included elsewhere in this Report; and

●	Arisz’s unaudited condensed statement of operations for the six months ended September 30, 2023.

The unaudited pro forma condensed combined financial information should be read in conjunction with BitFuFu’s and Arisz’s financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Report.

Description of the Business Combination

On February 29, 2024, BitFuFu Inc. consummated the previously announced business combination with Arisz, pursuant to (1) the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023, the “Merger Agreement”), by and between Arisz and Finfront, (2) the joinder agreement by and among BitFuFu Inc., Finfront, Boundary Holding Company (“Merger Sub”) and Arisz, dated April 4, 2022, and (3) supplemental joinder agreement by and among BitFuFu Inc., Finfront, Merger Sub and Arisz, dated December 20, 2023. Pursuant to the Merger Agreement, the business combination was effected in two steps. On February 29, 2024 (the “Closing Date”), (1) Arisz merged with and into BitFuFu Inc. (the “Redomestication Merger”), with BitFuFu Inc. surviving the Redomestication Merger as a publicly traded entity (the time at which the Redomestication Merger became effective is referred to herein as the “Redomestication Merger Effective Time”); and (2) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront (the “Acquisition Merger” and, together with all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of BitFuFu Inc.

In consideration of the Acquisition Merger, the expected beneficial ownership of PubCo ordinary shares following the consummation of the Business Combination (post-Business Combination), has been determined based upon the following: (i) the issuance of 15,000,000 Class A Ordinary Shares of PubCo and 135,000,000 Class B Ordinary Shares of PubCo to the shareholders of BitFuFu, (ii) the conversion of each share of Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued PubCo Class A Ordinary Share, (iii) the conversion of each ARIZ Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one PubCo Class A Ordinary Share, (iv) the issuance of 7,400,000 PubCo Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,301,750 PubCo Class A Ordinary Shares to Chardan, and (vi) the issuance of 1,010,000 PubCo Class A Ordinary Shares to Aqua (including the transfer of 260,000 to Aqua from Sponsor), and (vii) the issuance of 200,000 PubCo Class A Ordinary Shares pursuant to the Backstop Agreement, and (viii) Sponsor has transferred 204,348 shares to Ethereal Tech Pte. Ltd., a subsidiary of Finfront, pursuant to the ET Stock Purchase Agreement, (ix) redemption of 777,050 shares of Common Stock (approximately at $11.14 per share totaled $8.66 million) in connection with the stockholders’ vote at the Annual Meeting of Stockholders held by Arisz on February 5, 2024, and (x) redemption of 2,282,657 shares of Common Stock (approximately at $11.14 per share totaled $25.43 million) in connection with the stockholders’ vote at Feb 26, 2024.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Arisz will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of BitFuFu having a majority of the voting power of the post-combination company, BitFuFu senior management comprising all of the senior management of the post-combination company, the relative size of BitFuFu compared to Arisz, and BitFuFu operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BitFuFu issuing stock for the net assets of Arisz, accompanied by a recapitalization. The net assets of Arisz will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of BitFuFu.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. BitFuFu and Arisz have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared based on the actual redemption into cash of the shares of Common Stock.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are (i) the issuance of 15,000,000 Class A Ordinary Shares of PubCo and 135,000,000 Class B Ordinary Shares of PubCo to the shareholders of BitFuFu, (ii) the conversion of each share of Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued PubCo Class A Ordinary Share, (iii) the conversion of each ARIZ Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one PubCo Class A Ordinary Share, (iv) the issuance of 7,400,000 PubCo Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,301,750 PubCo Class A Ordinary Shares to Chardan, and (vi) the issuance of 1,010,000 PubCo Class A Ordinary Shares to Aqua (including the transfer of 260,000 to Aqua from Arisz initial shareholders), and (vii) the issuance of 200,000 PubCo Class A Ordinary Shares pursuant to the Backstop Agreement in connection with the Merger Agreement, and (viii) Sponsor has transferred 204,348 shares pursuant to the ET Stock Purchase Agreement, and (ix) redemption of 777,050 shares of Common Stock (approximately at $11.14 per share totaled $8.66 million) in connection with the stockholders’ vote at the Annual Meeting of Stockholders on February 5, 2024, and (x) redemption of 2,282,657 shares of Common Stock (approximately at $11.14 per share totaled $25.43 million) in connection with the stockholders’ vote at Feb 26, 2024.

As a result of the Business Combination and immediately following the closing of the Business Combination, Finfront own approximately 92.1% of the outstanding Arisz ordinary shares, and the former shareholders of Arisz own approximately 1.4% of the outstanding Arisz ordinary shares (not giving effect to any shares issuable to them upon the exercise of warrants and the unit purchase option).

PRO FORMA COMBINED CONDENSED BALANCE SHEET
AS OF SEPTEMBER 30, 2023
(UNAUDITED)

Account	(A) Arisz	(B) Bitfufu	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Cash and cash equivalents	215,059	43,083,971	43,299,030	22,327	(1)	105,247,766
				(2,912,351)	(2)
				(8,711,240)	(3)
				74,000,000	(5)
				(450,000)	(8)
Digital assets of the Company	—	18,336,278	18,336,278	—		18,336,278
Safeguarding assets related to custodian digital assets of customers	—	—	—	—		—
Accounts receivables, net	—	6,229,553	6,229,553	—		6,229,553
Amount due from a related party	—	37,390	37,390	—		37,390
Prepayments	—	33,300,357	33,300,357	(1,145,550)	(7)	29,474,807
				(1,930,000)	(8)
				(750,000)	(9)
Equity Securities	—	1,250,000	1,250,000	(1,250,000)	(9)	—
Other current assets	—	253,489	253,489	—		253,489
Prepaid expenses	21,896	—	21,896	—		21,896
Total current assets	236,955	102,491,038	102,727,993	56,873,186		159,601,179
Equipment, net	—	94,207,808	94,207,808	—		94,207,808
Deferred tax asset, net	—	1,475,009	1,475,009	—		1,475,009
Investments held in Trust Account	34,107,463	—	34,107,463	(22,327)	(1)	—
				(34,085,136)	(10)
Total non-current assets	34,107,463	95,682,817	129,790,280	(34,107,463)		95,682,817
Total assets	34,344,418	198,173,855	232,518,273	22,765,723		255,283,996

Liabilities
Accounts payables	324,851	33,698	358,549	(324,851)	(2)	33,698
Contract liabilities	—	28,344,948	28,344,948	—		28,344,948
Customer deposit liabilities	—	—	—	—		—
Promissory note – Bitfufu	2,380,000	—	2,380,000	(2,380,000)	(8)	—
Interest payable	51,229	—	51,229	(51,229)	(8)	—
Taxes payables	574,314	2,774,829	3,349,143	—		3,349,143
Safeguarding liabilities related to custodian digital assets of customers	—	—	—	—		—
Accrued expenses and other payables	—	5,068,906	5,068,906	—		5,068,906
Amount due to a related party	—	42,855,250	42,855,250	—		42,855,250
Total current liability	3,330,394	79,077,631	82,408,025	(2,756,080)		79,651,945
Deferred underwriting fee payable	2,587,500	—	2,587,500	(2,587,500)	(2)	—
Long-term payables	—	102,435,202	102,435,202	—		102,435,202
Deferred tax liabilities	—	—	—	—		—
Total non-current liabilities	2,587,500	102,435,202	105,022,702	(2,587,500)		102,435,202
Total Liability	5,917,894	181,512,833	187,430,727	(5,343,580)		182,087,147

Common stock subject to possible redemption,3,154,365 shares at conversion value of $10.81 per share	34,107,463	—	34,107,463	(22,327)	(4)	—
				(34,085,136)	(10)

Equity:

Common Stock	200	1,579	1,779	740	(5)	15,940.00
				15,000	(6)
				(1,579)	(6)
Subscription receivable	—	(1,500)	(1,500)	—		(1,500)
Additional paid-in capital	—	1,562,421	1,562,421	22,327	(4)	65,765,026
				73,999,260	(5)
				(13,421)	(6)
				(8,711,240)	(3)
				(1,145,550)	(7)
				51,229	(8)
Treasury Stock	0	0	0	(2,000,000)	(9)	(2,000,000)
Retained earnings	(5,681,139)	15,098,522	9,417,383			9,417,383
Total Equity	(5,680,939)	16,661,022	10,980,083	62,216,766		73,196,849
Total liabilities and equity	34,344,418	198,173,855	232,518,273	22,765,723		255,283,996

(A)	Derived from Arisz’s audited balance sheets of September 30, 2023

(B)	Derived from BitFuFu’s unaudited consolidated balance sheet as of June 30, 2023
(1)	Reflects the release of cash from marketable securities held in the Trust Account.
(2)	Reflects the payments of Arisz’s accounts payable and deferred underwriting fee payable. Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer.
(3)	Reflect the transaction fees of $8.7 million represents transaction costs expected to be incurred by Arisz and BitFuFu, for legal, Merger & Acquisition consulting fee, accounting, advisory, and printing fees incurred as part of the Business Combination. None of these fees has been incurred as of the pro forma balance sheet date. The estimated transaction costs exclude the deferred underwriting commissions included in (2) above.
(4)	Reflect the actual Arisz shares redemption: Shareholders who did not exercise their redemption rights, amounting to $22,327 would be transferred to permanent equity based on a consummation of the Business Combination on September 30, 2023.
(5)	To reflect the issuance of Arisz shares in connection with the merger for the PIPE investors.
(6)	To reflect recapitalization of BitFuFu through (a) the contribution of all share capital in BitFuFu to Arisz, (b) the issuance of 150,000,000 Arisz shares in connection with the Business Combination.
(7)	Reflects the transaction fees of $1.1 million preliminary transaction costs paid by Bitfufu, for legal, Merger & Acquisition related expenses incurred as part of the Business Combination. These fees have been capitalized as of the pro forma balance sheet date.
(8)	Reflects intercompany transactions that need to be eliminated. The promissory note and related interest payable recorded on the Arisz balance sheet are used to pay for merger and acquisition delayed fee. Bitfufu classified those promissory notes as prepayment. Due to timing difference, there is a $450,000 delayed fee that is not on Bitfufu’s June 30, 2023 balance sheet and was paid in September 2023. It was presented on the Arisz’s September 30, 2023 record and adjusted accordingly.
(9)	To reflect the reclassification of Arisz shares purchased by Bitfufu as treasury stock. Bitfufu purchased Arisz stock under “ET Purchase Agreement” and recorded the transactions under equity securities and prepayment accounts on the Bitfufu balance sheet. After the business combination, the stock repurchased by the owner will be counted as treasury stock.
(10)	Reflect the redemption of 777,050 shares at redemption value of $11.14 per share on February 5, 2024 and the redemption of 2,282,657 shares at redemption value of $11.14 per share on February 26, 2024.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2022
(UNAUDITED)

Account	(A) Arisz	(B) Finfront	Transaction Accounting Adjustments	Note	Pro Forma Combined
Total revenues	—	198,198,774	—		198,198,774
Cost of revenue – depreciation and amortization	—	18,134,149	—		18,134,149
Cost of revenue – incurred to a related party	—	83,877,580	—		83,877,580
Cost of revenues – incurred to third parties	—	59,954,875	—		59,954,875
Gross profit	—	36,232,170	—		36,232,170
Sales and marketing expenses	—	(1,952,111)	—		(1,952,111)
General and administrative expenses	(684,379)	(2,735,501)	478,063	(1)	(2,941,817)
Research and development expenses	—	(1,564,367)	—		(1,564,367)
Credit loss provision for receivables	—	(608,188)	—		(608,188)
Impairment loss on assets held by FTX	—	(9,826,600)	—		(9,826,600)
Impairment loss on digital assets	—	(12,948,969)	—		(12,948,969)
Impairment loss on mining equipment	—	(11,849,595)	—		(11,849,595)
Realized gain on sales of digital assets	—	4,947,841	—		4,947,841
Realized fair value gain on digital asset borrowings	—	4,206,292	—		4,206,292
Franchise tax expenses	(12,794)	—	—		(12,794)
Total operating expenses	(697,173)	(32,331,198)	478,063		(32,550,308)
Operating profit/(loss)	(697,173)	3,900,972	478,063		3,681,862
Interest expense	—	(2,517,119)	—		(2,517,119)
Interest income	768,640	343,188	(768,640)	(2)	343,188
Other income	—	49,664	—		49,664
Other expenses	—	—	—		—
Income/(Loss) before income taxes	71,467	1,776,705	(290,577)		1,557,595
Income tax credit/(expense)	(148,310)	665,929	(72,644)	(3)	444,975
Net (loss)/income and total comprehensive (loss)/income	(76,843)	2,442,634	(363,221)		2,002,570
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000		154,000,879	(4)	162,902,268
Basic and diluted net income per share, common stock subject to possible redemption	0.04
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	(0.17)

(A)	Derived from Arisz’s unaudited condensed statement of operations of Arisz for the period from January 1, 2022 to December 31, 2022.
(B)	Derived from BitFuFu’s historical audited consolidated statements of comprehensive (loss) income for the year ended December 31, 2022.
(1)	Represents an adjustment to eliminate direct, incremental costs of the Business Combination which are reflected in the historical financial statements of BitFuFu and Arisz in the amount of $350,000 and $128,063 respectively for the twelve months ended December 31, 2022.
(2)	Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in the Trust Account.
(3)	To record the tax effect of the pro forma adjustments applied at BitFuFu’s normalized blended statutory income tax rate of 25.0%.
(4)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
SIX MONTHS ENDED SEPTEMBER 30, 2023
(UNAUDITED)

Account	(A) Arisz	(B) Bitfufu	Transaction Accounting Adjustments	Note	Pro Forma Combined
Total revenues	—	134,237,020	—		134,237,020
Cost of revenue – depreciation and amortization	—	12,127,136	—		12,127,136
Cost of revenue – incurred to a related party	—	87,432,665	—		87,432,665
Cost of revenues – incurred to third parties	—	23,970,326	—		23,970,326
Gross profit	—	10,706,893	—		10,706,893
Sales and marketing expenses	—	(841,674)	—		(841,674)
General and administrative expenses	(272,694)	(1,474,538)	268,847	(1)	(1,478,385)
Research and development expenses	—	(835,370)	—		(835,370)
Credit loss provision for receivables	—	—	—		—
Impairment loss on assets held by FTX	—	—	—		—
Impairment loss on digital assets	—	(3,923,581)	—		(3,923,581)
Impairment loss on mining equipment	—	—	—		—
Realized gain on sale/exchange of digital assets	—	7,420,716	—		7,420,716
Realized fair value gain on digital asset borrowings	—	—	—		—
Franchise tax expenses	(15,900)	—	—		(15,900)
Total operating expenses	(288,594)	345,553	268,847		325,806
Operating profit/(loss)	(288,594)	11,052,446	268,847		11,032,699
Interest expense	(35,051)	(2,439,972)	35,051	(4)	(2,439,972)
Interest income	1,054,556	752,181	(1,054,556)	(2)	717,130
			(35,051)	(4)
Other income	—	6,724	—		6,724
Other expenses	—	—	—		—
Income/(Loss) before income taxes	730,911	9,371,379	(785,709)		9,316,581
Income tax credit/(expense)	(218,794)	(1,549,568)	(196,427)	(3)	(1,964,789)
Net (loss) /income and total comprehensive (loss)/income	512,117	7,821,811	(982,136)		7,351,792

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	3,973,083		156,927,796	(5)	162,902,268
Basic and diluted net income per share, common stock subject to possible redemption	0.24
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	(0.21)

(A)	Derived from Arisz’s unaudited condensed statement of operations of Arisz for the six month ended September 30, 2023.
(B)	Derived from BitFuFu’s historical unaudited consolidated statements of comprehensive (loss) income for the six month ended June 30, 2023.
(1)	Represents an adjustment to eliminate direct, incremental costs of the Business Combination which are reflected in the historical financial statements of BitFuFu and Arisz in the amount of $156,190 and $112,657 respectively for the six months ended June 30, 2023 and September 30, 2023 respectively.
(2)	Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in the Trust Account.
(3)	To record the tax effect of the pro forma adjustments applied at BitFuFu’s normalized blended statutory income tax rate of 25.0%.
(4)	To eliminate intercompany transactions. Interest expense paid by Arisz on the promissory note given by Bitfufu is an intercompany transaction and therefore needs to be eliminated.
(5)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

Upon closing of the Business Combination, Arisz public shareholders were offered the opportunity to redeem. Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The actual ownership table reflect the redemption of 777,050 shares of Common Stock (approximately at $11.14 per share totaled $8.66 million) in connection with the stockholders’ vote at the Annual Meeting of Stockholders on February 5, 2024, and redemption of 2,282,657 shares of Common Stock (approximately at $11.14 per share totaled $25.43 million) in connection with the stockholders’ vote at Feb 26, 2024.

The following summarizes the number of Company Ordinary Shares outstanding at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted
Arisz Public Shares	94,658
Arisz Private Placement Shares	276,389
Arisz Shares held by Insider (founders/Sponsor initial share) and transferees	1,260,652
Arisz Public Right (20 for 1 common share)	345,000
Arisz shares underlying Rights included as part of the Private Placement	13,819
PubCo Shares held by Chardan Capital Markets, LLC after successful completion of business combination	51,750
PubCo Shares held by Chardan Capital Markets, LLC as Arisz’s M&A Consultant ($10/share)	2,250,000
PubCo Shares held by Aqua Pursuit International Limited as BitFuFu’s M&A Consultant	1,010,000
PubCo Shares held by PIPE Investors	7,400,000
PubCo Shares issued to BitFuFu in Business Combination	150,000,000
Shares issued pursuant to the Backstop Agreement	200,000
Shares transferred from Arisz Sponsor to Bitfufu and its subsidiaries	204,348
Weighted average shares outstanding	163,106,616
Weighted average shares outstanding for EPS calculation	162,902,268
Percent of shares owned by existing BitFuFu holders and BitFuFu subsidiaries	92.1%
Percent of shares owned by existing holders of Arisz shares	1.4%
Percent of shares owned by PIPE Investors	4.5%
Percent of shares owned by Chardan MA Advisor	1.4%
Percent of shares owned by Aqua MA Advisor	0.6%
100.00%

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for Arisz and BitFuFu, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under ordinary shares outstanding at the Closing Date:

The net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares and any redemption of shares in connection with the Business Combination, assuming the shares were outstanding since September 30, 2023.

This information is only a summary and be read in conjunction with the historical financial statements of Arisz and BitFuFu and related notes that are included elsewhere in this Report. The unaudited pro forma combined per share information of Arisz and BitFuFu is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this Report.

The unaudited pro forma combined income(loss) per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Arisz and BitFuFu would have been had the companies been combined during the period presented.

December 31, 2022	Bitfufu	Arisz	Pro Forma Combined
Net (loss) /income and total comprehensive (loss)/income	2,442,634	(76,843)	2,002,570
shareholder's equity	8,839,211	(3,584,666)	64,831,835
Book value per share– basic and diluted	0.06	(0.40)	0.40
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	157,894,737	6,900,000	162,902,268
Basic and diluted net income per share, common stock subject to possible redemption	NA	0.04	0.012
Basic and diluted weighted average shares outstanding, non-redeemable common stock	NA	2,001,389	NA
Basic and diluted net loss per share, non-redeemable common stock	NA	(0.17)	NA

(1)	Book value per share = total equity/common shares outstanding

September 30, 2023	BitFuFu	Arisz	Pro Forma Combined
Net (loss)/income and total comprehensive (loss)/income	7,821,811	512,117	7,351,792
shareholder’s equity	16,661,022	(5,680,939)	73,196,849
Book value per share – basic and diluted	0.11	(0.95)	0.45
Basic and diluted weighted average shares outstanding, common stock attributable to Arisz Acquisition Corp.	157,894,737	3,973,083	162,902,268
Basic and diluted net loss per share, common stock attributable to Arisz Acquisition Corp.	NA	0.24	0.045
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	NA	2,001,389	NA
Basic and diluted net income per share, common stock subject to possible redemption	NA	(0.21)	NA

(1)	Book value per share = total equity/common shares outstanding